UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-38064

COSCIENS Biopharma Inc.

(Translation of registrant’s name into English)

c/o Borden Ladner Gervais, LLP

22 Adelaide St. West, Suite 3400

Bay Adelaide Centre, East Tower

Toronto ON M5H 4E3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

The board of directors of COSCIENS Biopharma Inc. (the “Company”) passed a resolution to convene a Special Meeting of Shareholders and Management Proxy Circular (the “Circular”) of the Company on June 17, 2026 at 9:30 am (Eastern time).

On or before May 21, 2026, the shareholders of the Company were sent a notice of the Circular and a form of proxy.

DOCUMENTS INDEX

Exhibit	Description
99.1	Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular, dated May 18, 2026.
99.2	Form of Proxy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSCIENS Biopharma Inc.

Date: May 20, 2026	By:	/s/ Giuliano La Fratta
Name: Giuliano La Fratta
Title: Chief Financial Officer